(value)


04038981

(convenience) FOR EVERY **home**


MAY 25 2004

(selection)

Fred's Inc.

2003 ANNUAL REPORT


Number of Company-Owned and Franchised Stores by State
2
8
12
12
82
67
9
24
107
70
73
2
37
9

About the Company

Founded in 1947, Fred's operates 514 discount general merchandise stores, including 26 franchised Fred's stores, mainly in the southeastern states. Fred's stores stock more than 12,000 frequently purchased items that address the everyday needs of its customers, including nationally recognized brand name products, proprietary Fred's label products, and lower-priced, off-brand products. The Company is headquartered in Memphis, Tennessee.

Financial Highlights
(in thousands, except per share amounts)

	January 31, 2004	February 1, 2003
Operating Data		
Net sales	$ 1,302,650	$ 1,103,418
Operating income	50,621	42,677
Net income	33,721	28,216
Net income per share - diluted	0.85	0.72
Weighted average shares outstanding - diluted	39,652	39,251
Balance Sheet Data		
Working capital	$ 165,442	$ 138,453
Total assets	413,750	345,848
Long-term debt (including capital leases)	7,289	2,510
Shareholders' equity	290,613	250,770
Long-term debt to equity	2.5%	1.0%



Net Sales
(in millions)
$666
$781
$911
$1,103
$1,303
$1,500
1,200
900
600
300
99
00
01
02
03



Comparable Store Sales
5.2%
9.2%
10.5%
11.2%
5.7%
12%
10
8
6
4
2
99
00
01
02
03



Net Income Per Share-Diluted
$0.31
$0.43
$0.54
$0.72
$0.85
$1.00
0.80
0.60
0.40
0.20
99
00
01
02
03



Number of Company-Owned Stores and Pharmacies
(end of period)
293
182
320
198
353
202
414
216
488
241
500
400
300
200
100
99
00
01
02
03



Sales per Square Foot
$174
$189
$197
$206
$208
$250
200
150
100
50
99
00
01
02
03



Selling Space (Square Footage)
(in thousands)
3,966
4,346
4,892
5,785
6,884
7,000
6,000
5,000
4,000
3,000
2,000
1,000
99
00
01
02
03


FRED'S
PHARMACY DRIVE-T

Backed by an everyday low
monthly promotional sales events, Fred's
promises competitive values on more than

Letter to Shareholders

The past year was a period of significant and important growth for Fred's, as the Company achieved new milestones in several key areas. During 2003, we continued to build on the positive trends that have characterized our earnings over the past several years, pushing operating and net margins to historic levels. Financially, we posted record sales and earnings for the year. Operationally, we witnessed steadily improving efficiencies throughout the year at our second distribution facility in Dublin, Georgia, which continued to ramp up to its planned service level. And we opened more new stores in 2003 than ever before, increasing our penetration in the southeastern part of our 14-state market to take advantage of our new distribution capabilities in that region.

Financial Review

For much of the nation, and for our typical customer, the general economy remained sluggish and unsettled throughout the year, creating real and unprecedented challenges to the retail sector. Despite the uncertainty surrounding events abroad and high fuel prices at home, among other pressures, Fred's fundamentals continued to improve, producing another year of record top- and bottom-line growth.

Sales for 2003 increased 18% to $1.303 billion from $1.103 billion in the previous fiscal year. Net income for 2003 advanced 20% to $33.7 million or $0.85 per diluted share from $28.2 million or $0.72 per diluted share for fiscal 2002, with all per share results adjusted for a three-for-two stock split distributed in July 2003.

Sales growth in 2003 reflected the opening of 79 new stores as well as a 5.7% increase in comparable store sales – in line with our target range of 5%-7% growth for the year. These gains combined to drive our operating margins upward to approximately 4% for the year – the highest level in the era of Fred's as a public company.

Our sales growth for 2003 was significant, not only from a historical standpoint – reflecting a doubling of sales in just four years, it also compared favorably with the results of our nearest competitors in the discount retail sector. While our comparable store sales growth slowed somewhat in the second half of the year, matching the sales patterns of these other companies, the overall percentage increase in our total sales for the year and the growth of our comparable store sales were well ahead of our peers. This performance clearly reflects the success of our key strategies, which have been so instrumental in our progress in years past and provide the foundation that we believe will drive continued growth and prosperity in the years ahead.

Store Expansion

The key elements of our growth strategy revolve around store expansion and our updated management compensation program that focuses on profit contribution per foot of selling space. With these initiatives, we are committed to leveraging our expenses, enhancing margins and replicating our success in hundreds of small and not-so-small towns across our market.

In 2003, we opened new stores at a record pace. Our 79 new stores resulted in a net addition of 74 for the year, versus 61 in 2002, and pushed our chain past the 500-store mark for the first time ever.


FRED'S

rice strategy and

2,000 items.


EUREKA


$5.00
$5.00
$5.00



(convenience)


FRED'S
PHARMACY DRIVE-THRU


With pharmacies in almost half
its stores, Fred's offers an enhanced,
more convenient shopping experience.



This expansion also lifted our selling space 19% in 2003 to approximately 6.9 million square feet.

Our focus with new stores during 2003 was in Alabama, Georgia, Florida, and South Carolina and reflected our strengthened ability to support more rapid growth in this region with our second distribution center. As you may recall, this center opened in the spring of 2003, and, with steadily improving efficiencies, we were able to increase the number of stores it supplies to 210 by year's end. The enhanced logistics solutions this center offers, in tandem with our distribution center in Memphis, enabled us to lower distribution costs last year despite an overall rise in transportation costs. Together, they provide a solid supply platform to support chain growth – upward to approximately 750 stores based on current capacity. With this in mind, we recently raised our sights for expansion in fiscal 2004 and now target between 85-100 additional new stores in the coming year, which would represent yet another record year for new store openings.

As we have strived to expand our chain and build the infrastructure necessary to support our planned growth, we also have placed continued focus on refining our store prototype, adapting it in lockstep with our merchandising program and the programs we have initiated to enhance the profitability of every foot of selling space in our store. We are pleased to report that these efforts brought further success in 2003. They were instrumental not only in the improvement we witnessed in overall sales, they also played an ongoing role in the reduction we continued to see in store opening costs.

Fred's Value Equation

The heart of Fred's growth strategy is our promise to provide customers with a wide selection of merchandise, low prices, convenient store settings, and personalized service. This value equation makes it easy for our customers to shop Fred's, both from the standpoint of time and money.

For the thousands of items that customers need every day, there's no faster way to find them than at Fred's. With a strong focus on this niche, our aisles are just steps away from parking and our check-out lanes move with speed and certainty. On price, our buyers search a worldwide marketplace for great values on regular and close-out merchandise. Also, we stock some of the biggest brands in retail, along with a growing number of private-label items, so our customers don't have to sacrifice quality, reputation or style to get good prices.

The Pharmacy Distinction

Perhaps one of the most successful pieces of our strategy is the pharmacy operation. Our decision many years ago to incorporate pharmacies into our stores wherever feasible and rational has provided a key point of differentiation for Fred's, helping it surpass the dollar stores that typically offer more limited merchandise selections. Moreover, we have the ability to compete more effectively with the pharmacy chains that neither offer the range of Fred's non-pharmacy merchandise nor maintain the significant inventories necessary to support the selection found in our stores. The presence of pharmacies in our stores continues to provide a strong competitive edge for us, packing more value and convenience into the Fred's shopping experience, building traffic

Unlike smaller store formats, Fred's can offer a broad merchandise assortment, including a complete line of apparel for men, women and children.

and return trips, and increasing our average purchase amounts.

During 2003, we added a net of 25 pharmacies to our chain, increasing the number to 241 from 216 in 2002. Since we typically acquire the business of area pharmacists as a means of building or expanding our pharmacy business, the timing and pace of this growth within our chain depends largely on the local market conditions, lease and capacity considerations, and other factors. Wherever possible, on a store-by-store basis, we will continue to implement this strategy in order to position ourselves for well-known demographic trends and increasing frequency of prescription drug use, both of which will drive greater demand in the future and, at the same time, make the convenience of our pharmacies – within the context of everyday shopping – all the more appealing to a growing customer base.

Conclusion

We ended 2003 with a sense of satisfaction and accomplishment from the progress we made, the challenges we faced, and the foundation we provided for the years ahead. We achieved the key goals we set for ourselves in 2003, ambitious as they were, which is a testament to the hard work and dedication of our employees. I thank each one of them sincerely.

With each passing year, and with each new chapter in Fred's record book, we continue to move the bar higher in terms of sales, profitability and performance. And while managing strong growth on an ever-larger base of operations becomes more demanding, the opportunities also become more rewarding. This is a good problem to have and we do not shrink from the challenge, as best displayed by our ambitious plan for 14%-17% sales growth in 2004, including 4%-6% higher comparable stores sales.

In looking ahead to 2004, we recognize that the retail landscape continues to be variable, changing terrain. In the second half of 2003, Fred's and its closest peers began to experience a slowing in comparable store sales, and these conditions have continued in the early part of 2004. It's important to note that we have witnessed these conditions across the discount retail sector. While it is difficult to say if this is a trend, or merely a respite from the torrid growth that discount stores have achieved over the last few years, we do not see the sector – or Fred's – losing market share. We're excited about the opportunities we see in the coming year to build on our position, continue our growth, and reach new levels of financial and operational performance.

Thank you for your continued support.



MICHAEL J. HAYES
Chief Executive Officer








FRED'S

(selection)




FRED'S
Discount Photo Processing
2nd Set 99¢



Selected Financial Data

(dollars in thousands, except per share amounts)

	2003	2002	2001	2000[1]	1999
Statement of Income Data:					
Net sales	**$ 1,302,650**	$ 1,103,418	$ 910,831	$ 781,249	$ 665,777
Operating income	**50,621**	42,677	31,751	25,720	18,943
Income before income taxes	**50,223**	42,474	30,140	22,494	16,439
Provision for income taxes	**16,502**	14,258	10,511	7,645	5,737
Net income	**33,721**	28,216	19,629	14,849	10,702
Net income per share:[2]					
Basic	**.87**	.74	.56	.44	.32
Diluted	**.85**	.72	.54	.43	.31
Cash dividend paid per share[2]	**.08**	.08	.08	.08	.08
Selected Operating Data:					
Operating income as a percentage of sales	**3.9%**	3.9%	3.5%	3.3%	2.9%
Increase in comparable store sales[3]	**5.7%**	11.2%	10.5%	9.2%[4]	5.2%
Stores open at end of period	**488**	414	353	320	293
Balance Sheet Data (at period end):					
Total assets	**$ 413,750**	$ 345,848	$ 284,059	$ 254,795	$ 240,222
Short-term debt (including capital leases)	**743**	905	1,240	2,678	30,736
Long-term debt (including capital leases)	**7,289**	2,510	1,320	31,705	11,761
Shareholders' equity	**290,613**	250,770	218,907	159,687	145,913

[1] *Results for 2000 include 53 weeks.*

[2] *Adjusted for the 5-for-4 stock split effected on June 18, 2001, the 3-for-2 stock split effected on February 1, 2002 and the 3-for-2 stock split effected on July 1, 2003.*

[3] *A store is first included in the comparable store sales calculation after the end of the twelfth month following the store's grand opening month.*

[4] *The increase in comparable store sales for 2000 is computed on the same 53-week period for 1999.*

General Accounting Periods

The following information contains references to years 2003, 2002, and 2001, which represent fiscal years ending or ended January 31, 2004, February 1, 2003 and February 2, 2002, each of which will be or was a 52-week accounting period. This discussion and analysis should be read with, and is qualified in its entirety by, the Consolidated Financial Statements and the notes thereto.

Executive Overview

In 2003, the Company continued the strategic direction that it implemented in 2001 to grow its store base by approximately 15% per year and achieve same store sales growth producing strong earnings per share growth. Fred's operates 488 discount general merchandise stores in fourteen states primarily in the southeastern United States. We did not enter into any new states in 2003. The majority of our new store openings were in Alabama, Georgia, Florida, and South Carolina. Additionally, we opened 27 new pharmacies during the year.

The Company opened its second distribution center in Dublin, Georgia in April 2003. This 600,000 square foot center will service up to 350 stores within a 250 to 300 mile radius. At the end of 2003, the Dublin distribution center was providing service to approximately 200 stores.

We expect to continue the same growth strategy in 2004 with the addition of approximately 80 to 100 new stores. The majority of the new stores opening will be in the territory serviced by the Dublin distribution center. We anticipate opening an additional 35 pharmacies in 2004.

During 2003, the Company increased its executive management by announcing promotions of Executive Vice President & General Merchandise Manager, and Executive Vice President of Stores Operations.

We continue to focus our merchandising and store direction on maintaining a competitive differentiation within the $25 shopping trip. Our unique store format and strategy combine the attractive element of a discount dollar store, drug store and mass merchant. Our average customer transaction was approximately $17.78. In comparison, the discount dollar stores average $8 - $9 and chain drugs and mass merchants average in the range of $40 - $80 per transaction. Our stores operate equally well in rural and urban markets. Our everyday low pricing strategy is supplemented by 14 promotional circulars per year. Our product selection is enhanced by a private label program and opportunistic buys.

In 2004, we expect to continue this strategy with an additional emphasis on space and inventory productivity. The Company has implemented improvements in employee training, store POS systems upgrades, allocation system upgrades, and SKU level inventory management. In 2004, we anticipate sales in the range of $1.495 billion to $1.520 billion, up 15% to 17% over fiscal 2003. Comparable store sales increases are expected to be in the range of 4% to 7%.

Subsequent to our announcement of unaudited results for the year ended January 31, 2004, the Company determined that certain adjustments were needed in order to properly present the financial statements as a whole. These adjustments reflect the effect of a minor difference in methodology in determining inventory valuation under the "RIM" inventory method, reimbursement of cost incurred from a vendor in accordance with "EITF 02-16", fiscal versus calendar year timing differences regarding vacation expense accrual, and a cost accrual timing error. The Company does not consider any one of these items alone to be material, but we believe that the adjustments are necessary in aggregate for a proper presentation of our financial statements. The effect of these adjustments was a decrease in diluted earnings per share from $.87 to $.85 for the year ended January 31, 2004.

Critical Accounting Policies

The preparation of Fred's financial statements requires management to make estimates and judgments in the reporting of assets, liabilities, revenues, expenses and related disclosures of contingent assets and liabilities. Our estimates are based on historical experience and on other assumptions that we believe are applicable under the circumstances, the results of which form the basis for making judgments about the values of assets and liabilities that are not readily apparent from other sources. While we believe that the historical experience and other factors considered provide a meaningful basis for the accounting policies applied in the consolidated financial statements, the Company cannot guarantee that the estimates and assumptions will be accurate under different conditions and/or assumptions. A summary of our critical accounting policies and related estimates and judgments, can be found in Note 1 and the most critical accounting policies are as follows:

Inventories

Warehouse inventories are stated at the lower of cost or market using the FIFO (first-in, first-out) method. Retail inventories are stated at the lower of cost or market as determined by the retail inventory method. Under the retail inventory method ("RIM"), the valuation of inventories at cost and the resulting gross margin are calculated by applying a calculated cost-to-retail ratio to the retail value of inventories. RIM is an averaging method that has been widely used in the retail industry due to its practicality. Also, it is recognized that the use of the RIM will result in valuing inventories at lower of cost or market if markdowns are currently taken as a reduction of the retail value of inventories. Inherent in the RIM calculation are certain significant management judgments and estimates including, among others, initial markups, markdowns, and shrinkage, which significantly impact the ending inventory valuation at cost as well as resulting gross margin. These significant estimates, coupled with the fact that the RIM is an averaging process, can, under certain circumstances, produce distorted or inaccurate cost figures. Management believes that the Company's RIM provides an inventory valuation which reasonably approximates cost and results in carrying inventory at the lower of cost or market. For pharmacy inventories, which are $33.1 million and $27.8 million at January 31, 2004 and February 1, 2003, respectively, cost was determined using the LIFO (last-in, first-out) method. The current cost of inventories exceeded the LIFO cost by approximately $7.8 million at January 31, 2004 and $6.1 million at February 1, 2003. The LIFO reserve increased by $1.6 million, $1.5 million, and $.6 million, at January 31, 2004, February 1, 2003, and February 2, 2002, respectively.

Property and equipment

Property and equipment are stated at cost, and depreciation is computed using the straight-line method over their estimated useful lives. Leasehold costs and improvements which are included in buildings and improvements are amortized over the lesser of their estimated useful lives or the remaining lease terms. Average useful lives are as follows: buildings and improvements - 8 to 30 years; furniture, fixtures, and equipment - 3 to 10 years. Amortization on equipment under capital leases is computed on a straight-line basis over the terms of the leases. Gains or losses on the sale of assets are recorded at disposal.

Vendor rebates and allowances.

The Company receives vendor rebates for achieving certain purchase or sales volume and receives vendor allowances to fund certain expenses. The Emerging Issues Task Force ("EITF") Issue No. 02-16, "Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor" ("EITF 02-16") is effective for arrangements with vendors initiated on or after January 1, 2003. EITF 02-16 addresses the accounting and income statement classification for consideration given by a vendor to a retailer in connection with the sale of the vendor's products or for the promotion of sales of the vendor's products. The EITF concluded that such consideration received from vendors should be reflected as a decrease in prices paid for inventory and recognized in cost of sales as the related inventory is sold, unless specific criteria are met qualifying the consideration for treatment as reimbursement of specific, identifiable incremental costs. The provisions of this consensus have been applied prospectively. The adoption of EITF 02-16 did not have a material impact on the Company's financial statements as a whole.

For vendor funding arrangements that were entered into prior to December 31, 2002 and have not been modified subsequently, the Company recognizes a reduction to selling, general and administrative expenses or cost of goods sold when earned. If these arrangements are modified in the future, the provisions of EITF 02-16 will apply and the effect may be material to the financial statements as a whole.

Insurance reserves

The Company is largely self-insured for workers compensation, general liability and medical insurance. The Company's liability for self-insurance is determined based on known claims and estimates for incurred but not reported claims. If future claim trends deviate from recent historical patterns, the Company may be required to record additional expense or expense reductions which could be material to the Company's financial statements as a whole.

Results of Operations

The following table provides a comparison of Fred's financial results for the past three years. In this table, categories of income and expense are expressed as a percentage of sales.

	2003	2002	2001
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	71.7	72.4	72.6
Gross profit	28.3	27.6	27.4
Selling, general and administrative expenses	24.4	23.7	23.9
Operating income	3.9	3.9	3.5
Interest expense, net	0.0	0.0	0.2
Income before taxes	3.9	3.9	3.3
Income taxes	1.3	1.3	1.1
Net income	2.6%	2.6%	2.2%

Fiscal 2003 Compared to Fiscal 2002

Sales

Net sales increased 18.1% ($199.2 million) in 2003. Approximately $138.6 million of the increase was attributable to a net addition of 74 new stores, upgraded stores, and a net addition of 25 pharmacies during 2003, together with the sales of 62 store locations and 14 pharmacies that were opened or upgraded during 2002 and contributed a full year of sales in 2003. During 2003, the Company closed two pharmacy locations. Comparable store sales, consisting of sales from stores that have been open for more than one year, increased 5.7% in 2003.

The Company's front store (non-pharmacy) sales increased approximately 20.5% over 2002 front store sales. Front store sales growth benefited from the above mentioned store additions and improvements, and solid sales increases in categories such as ladies, ladies accessories, missy, footwear, home furnishings, small appliances, photo supplies, prepaid products, stationery, electronics, and tobacco.

Fred's pharmacy sales were 32.4% of total sales in 2003 from 33.2% of total sales in 2002 and continues to rank as the largest sales category within the Company. The total sales in this department, including the Company's mail order operation, increased 15.0% over 2002, with third party prescription sales representing approximately 85% of total pharmacy sales, the same percentage as the prior year. The Company's pharmacy sales growth continued to benefit from an ongoing program of purchasing prescription files from independent pharmacies and the addition of pharmacy departments in existing store locations.

Sales to Fred's 26 franchised locations decreased approximately $.5 million in 2003 and represented 2.7% of the Company's total sales, as compared to 3.2% in 2002. It is anticipated that this category of business will continue to decline as a percentage of total Company sales since the Company has not added and does not intend to add any additional franchisees.

Gross Margin

Gross margin as a percentage of sales increased to 28.3% in 2003 compared to 27.6% in 2002. The increase in gross margin is a result of higher initial markups, vendor slotting allowances and other vendor allowances.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were 24.4% of net sales in 2003 compared with 23.7% of net sales in 2002. The increase for the year was attributed to costs associated with the Company's expansion of store and distribution facilities.

Operating Income

Operating income increased approximately $7.9 million or 18.6% to $50.6 million in 2003 from $42.7 million in 2002. Operating income as a percentage of sales was 3.9% in 2003 the same as in 2002.

Interest Expense, Net

Interest expense for 2003 totaled $.4 million (less than .1% of sales) compared to net interest expense of $.2 million (less than .1% of sales) in 2002. The increase in interest expense were attributed to the Company's expansion program.

Income Taxes
The effective income tax rate decreased to 32.9% in 2003 from 33.6% in 2002, primarily due to realization of income tax credits in the amount of $.8 million related to empowerment zone and renewal communities, vesting of restricted stock previously granted to employees and state income tax planning that allowed utilization of $7.2 million of state operating losses that were previously reserved.

State net operating loss carry-forwards are available to reduce state income taxes in future years. These carry-forwards total approximately $57.5 million for state income tax purposes and expire at various times during the period 2004 through 2023. If certain substantial changes in the Company's ownership should occur, there would be an annual limitation on the amount of carry-forwards that can be utilized.

Net Income
Net income for 2003 was $33.7 million (or $.85 per diluted share) or approximately 19.5% higher than the $28.2 million (or $.72 per diluted share) reported in 2002.

Fiscal 2002 Compared to Fiscal 2001
Sales
Net sales increased 21.1% ($192.6 million) in 2002. Approximately $95.0 million of the increase was attributable to a net addition of 61 new stores, upgraded stores, and a net addition of 14 pharmacies during 2002, together with the sales of 33 store locations and 7 pharmacies that were opened or upgraded during 2001 and contributed a full year of sales in 2002. During 2002, the Company closed one pharmacy location. Comparable store sales, consisting of sales from stores that have been open for more than one year, increased 11.2% in 2002.

The Company's front store (non-pharmacy) sales during 2002 increased approximately 24.2% over 2001 front store sales. Front store sales growth benefited from the above mentioned store additions and improvements, and solid sales increases in categories such as ladies and plus size apparel, ladies accessories, footwear, bedding and windows, home furnishings, floor coverings, giftware, small appliances, photo supplies, electronics, tobacco and auto.

Fred's pharmacy sales were 33.2% of total sales in 2002 from 34.4% of total sales in 2001 and continues to rank as the largest sales category within the Company. The total sales in this department, including the Company's mail order operation, increased 17.1% over 2001, with third party prescription sales representing approximately 85% of total pharmacy sales, the same percentage as the prior year. The Company's pharmacy sales growth continued to benefit from an ongoing program of purchasing prescription files from independent pharmacies and the addition of pharmacy departments in existing store locations.

Sales to Fred's 26 franchised locations increased approximately $1.8 million in 2002 and represented 3.2% of the Company's total sales, as compared to 3.7% in 2001. It is anticipated that this category of business will continue to decline as a percentage of total Company sales since the Company has not added and does not intend to add any additional franchisees.

Gross Margin
Gross margin as a percentage of sales increased to 27.6% in 2002 compared to 27.4% in 2001. The increase in gross margin is a result of product mix in the general merchandise categories and increased margins in the pharmacy department due in part to the shift to more generic medications.

Selling, General and Administrative Expenses
Selling, general and administrative expenses were 23.7% of net sales in 2002 compared with 23.9% of net sales in 2001. Labor expenses as a percent of sales improved in the stores and pharmacies as a result of strong sales coupled with store productivity initiatives. Expenses in the stores and pharmacies improved by .4% as a percent of net sales. Increases offsetting these improvements were in insurance, distribution and transportation expenses. Insurance expense rose in 2002 due to premium increases for insurance coverage, as well as increasing reserves associated with business growth. Distribution and transportation expenses increased as a percent of sales due to the distances required to service newer stores, which opened in the area of the new distribution center in Dublin, Georgia, which opened in 2003.

Operating Income
Operating income increased approximately $10.9 million or 34.4% to $42.7 million in 2002 from $31.8 million in 2001. Operating income as a percentage of sales increased to 3.9% in 2002 from 3.5% in 2001, due to the above-mentioned improvements in gross margins and selling, general and administrative expense control.

Interest Expense, Net

Interest expense for 2002 totaled $.2 million (less than .1% of sales) compared to net interest expense of $1.6 million (.2% of sales) in 2001. The significant reduction results from the funds raised from our public offering in September 2001 and March 2002 coupled with cash flows from operations, effective working capital management throughout the year and controlling capital expenditures.

Income Taxes

The effective income tax rate decreased to 33.6% in 2002 from 34.9% in 2001, primarily due to state income tax planning that allowed utilization of $.8 million of state operating losses that were previously reserved.

As a result of certain changes in methods of accounting for income tax purposes, net operating loss carry forwards increased in certain states during 2002. These state net operating loss carry forwards are available to reduce state income taxes in future years. These carry forwards total approximately $63.7 million for state income tax purposes and expire at various times during the period 2003 through 2022. If certain substantial changes in the Company's ownership should occur, there would be an annual limitation on the amount of carry forwards that can be utilized.

Net Income

Net income for 2002 was $28.2 million (or $.72 per diluted share) or approximately 43.8% higher than the $19.6 million (or $.54 per diluted share) reported in 2001.

Liquidity and Capital Resources

Fred's primary sources of working capital have traditionally been cash flow from operations and borrowings under its credit facility. In June 2003 the Company raised proceeds of $5.5 million from the offering of 225,000 Company shares. In March 2002 the Company raised proceeds of $3.5 million from the offering of 148,134 Company shares. The Company had working capital of $165.4 million, $138.5 million, and $138.4 million at year-end 2003, 2002 and 2001, respectively. Working capital fluctuates in relation to profitability, seasonal inventory levels, net of trade accounts payable, and the level of store openings and closings. Working capital at year-end 2003 increased by approximately $27.0 million from 2002. The increase was primarily attributed to inventory purchased for new store openings scheduled for the first quarter of 2004. The Company plans to open 22 new stores during the first quarter of 2004.

Net cash flow provided by operating activities totaled $36.2 million in 2003, $43.7 million in 2002, and $26.4 million in 2001.

In fiscal 2003, cash was primarily used to increase inventories by approximately $47.9 million during the fiscal year. This increase is primarily attributable to our adding a net of 74 new stores, upgrading 26 stores and adding a net of 25 new pharmacies, as well as supporting the improved comparable store sales. Accounts payable and accrued liabilities increased by $15.9 million due primarily to higher inventory purchases. Income taxes payable increased by approximately $.9 million and the net deferred income tax liability increased by approximately $6.6 million primarily as a result of first-year depreciation allowance for income tax purposes.

In fiscal 2002, cash was primarily used to increase inventories by approximately $31.4 million during the fiscal year. This increase is primarily attributable to our adding a net of 61 new stores, upgrading 30 stores and adding a net of 14 new pharmacies, as well as supporting the improved comparable store sales. Accounts payable and accrued liabilities increased by $20.0 million due primarily to higher inventory purchases. Income taxes payable decreased by approximately $6.8 million and the net deferred income tax liability increased by approximately $12.3 million primarily as a result of certain changes in method of accounting for income tax purposes. The majority of the adjustment from the accounting method changes is due to a change in method of accounting for inventory in retail stores from the retail inventory method to the cost method.

Capital expenditures in 2003 totaled $48.0 million compared with $50.8 million in 2002 and $17.4 million in 2001. The 2003 capital expenditures included approximately $23.2 million for new stores and pharmacies, $3.4 million for existing stores, $9.0 million related to the completion of the new Georgia distribution center that was completed in April 2003, $2.2 million for the Memphis distribution center and 10.2 million for technology, corporate and other capital expenditures. The 2002 capital expenditures included approximately $23.9 million for the new distribution center constructed in Dublin, Georgia. Expenditures totaling approximately $24.2 million were associated with upgraded, remodeled, or new stores and pharmacies. Approximately $2.7 million in expenditures related to technology upgrades, distribution center equipment, freight equipment, and capital maintenance. The 2001 capital expenditures included approximately $13.5 million of expenditures associated with upgraded, remodeled, or new stores and pharmacies and approximately $3.9 million in expenditures related to technology upgrades, distribution center equipment, freight equipment, and capital maintenance. Cash used for investing activities also includes $.9 million in 2003, $1.8 million in 2002, and $1.0 million in 2001 for the acquisition of customer lists and other pharmacy related items.

In 2004, the Company is planning capital expenditures totaling approximately $41.6 million. Expenditures are planned totaling $31.1 million for the upgrades, remodels, or new stores and pharmacies. Planned expenditures of $6.9 million relate to technology upgrades, distribution center equipment and capital maintenance. The Company also plans expenditures of $3.6 million in 2004 for the acquisition of customer lists and other pharmacy related items.

Cash and cash equivalents were $4.7 million at the end of 2003 compared to $8.2 million at year-end 2002. Short-term investment objectives are to maximize yields while minimizing company risk and maintaining liquidity. Accordingly, limitations are placed on amounts and types of investments.

On July 31, 2003, the Company and a bank entered into the third loan modification agreement (the "Agreement") to modify the April 3, 2000 Revolving Loan and Credit Agreement, as amended. The Agreement provides the Company with an unsecured revolving line of credit commitment of up to $40 million and bears interest at 1.5% below the prime rate or a LIBOR-based rate. Under the most restrictive covenants of the Agreement, the Company is required to maintain specified shareholders' equity (which was $247,677 at January 31, 2004) and net income levels. The Company is required to pay a commitment fee to the bank at a rate per annum equal to 0.15% on the unutilized portion of the revolving line commitment over the term of the Agreement. The term of the Agreement extends to July 31, 2006. There were $5.5 million of borrowings outstanding under the Agreement at January 31, 2004.

On April 23, 1999, the Company and a bank entered into a Loan Agreement (the "Loan Agreement"). The Loan Agreement provided the Company with a four-year unsecured term loan of $2.3 million to finance the replacement of the Company's mainframe computer system. The interest rate for the Loan Agreement was 6.15% per annum and matured on April 15, 2003. There were $.1 million of borrowings outstanding under the Loan Agreement at February 1, 2003.

On March 6, 2002, the Company filed a Registration Statement on Form S-3 registering 750,000 shares of Class A common stock. The common stock may be used from time to time as consideration in the acquisition of assets, goods, or services for use or sale in the conduct of our business. On March 22, 2002, the Company raised proceeds of $3.5 million from the offering of 148,134 shares. On June 6, 2003, the Company raised proceeds of $5.5 million from the offering of 225,000 shares. On September 3, 2003, the Company sold 75,000 shares in common stock for $2.6 million with the intention of purchasing an airplane. Later, the Company decided not to purchase the airplane, whereupon the Company purchased and retired $2.6 million of common stock of the CEO. A Limited Liability Company (LLC) of which the CEO is the sole member purchased the airplane for $4.7 million. The Company entered into a dry lease agreement with the LLC for its usage at the annualized rate of 2.5%. On December 30, 2003, the Company purchased the LLC for $4.7 million. As of January 31, 2004, the Company has 301,866 shares of Class A common stock available to be issued from the March 6, 2002 Registration Statement.

The Company believes that sufficient capital resources are available in both the short-term and long-term through currently available cash, cash generated from future operations and, if necessary, the ability to obtain additional financing.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet financing arrangements.

Effects of Inflation and Changing Prices.

The Company believes that inflation and/or deflation had a minimal impact on its overall operations during fiscal years 2003, 2002 and 2001.

Contractual Obligations and Commercial Commitments

As discussed in Note 6 of the consolidated financial statements, the Company leases certain of its store locations under noncancelable operating leases expiring at various dates through 2029. Many of these leases contain renewal options and require the Company to pay taxes, maintenance, insurance and certain other operating expenses applicable to the leased properties. In addition, the Company leases various equipment under noncancelable operating leases and certain transportation equipment under capital leases.

The following table summarizes the Company's significant contractual obligations as of January 31, 2004, which excludes the effect of imputed interest:

(Dollars in thousands)	Payments due by period				
Contractual Obligations	Total	< 1 yr	1-3 yrs	3-5 yrs	>5 yrs
Capital Lease obligations	$ 2,884	$ 927	$ 1,442	$ 515	$ 0
Revolving loan	5,500	-	5,500	-	-
Operating leases	128,619	29,353	48,941	29,007	21,318
Inventory purchase obligations	8,261	6,033	2,228		
Industrial revenue bonds	33,234	-	-	-	33,234
Miscellaneous financing	121	18	37	42	24
Total Contractual Obligations	$ 178,619	$ 36,331	$ 58,148	$ 29,564	$ 54,576

As discussed in Note 10 of the consolidated financial statements, the Company had commitments approximating $11.1 million at January 31, 2004 on issued letters of credit, which support purchase orders for merchandise. Additionally, the Company had outstanding letters of credit aggregating $8.5 million at January 31, 2004 utilized as collateral for their risk management programs.

The Company financed the construction of its Dublin, Georgia distribution center with taxable industrial development revenue bonds issued by the City of Dublin and County of Laurens development authority. The Company purchased 100% of the bonds and intends to hold them to maturity, effectively financing the construction with internal cash flow. Because a legal right of offset exists, the Company has offset the investment in the bonds ($33.2 million) against the related liability and neither is reflected in the consolidated balance sheet.

Recent Accounting Pronouncements

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 rescinds both SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and the amendment to SFAS No. 4, SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." Generally, under SFAS No. 145, gains and losses from debt extinguishments will no longer be classified as extraordinary items. The Company adopted the provisions of SFAS No. 145 on February 2, 2003 and the adoption of SFAS No. 145 did not have a material effect on the Company's financial statements as a whole.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" ("EITF 94-3"). SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, whereas EITF 94-3 had recognized the liability at the commitment date to an exit plan. The Company was required to adopt the provisions of SFAS No. 146 effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material impact on the Company's financial statements as a whole.

FASB Interpretation No. 46, "Accounting for Variable Interest Entities" ("FIN 46"), expands upon current guidance relating to when a company should include in its financial statements the assets, liabilities and activities of a variable interest entity. The consolidation requirements of FIN 46 apply immediately to variable interest entities ("VIE") created after January 31, 2003. In October 2003, the FASB deferred the effective date of Fin 46, and the consolidation requirements for "older" VIEs to the first fiscal year or interim period after March 15, 2004. Additional modifications to FIN 46 may be proposed by the FASB, and the Company will continue to monitor future developments related to this interpretation. The Company does not believe that the adoption of FIN 46 in 2004 will have a material effect on the Company's financial statements as a whole.

Consolidated Statements of Income

(in thousands, except per share data)

	For the Years Ended		
	January 31, 2004	February 1, 2003	February 2, 2002
Net sales	**$1,302,650**	$1,103,418	$910,831
Cost of goods sold	**934,665**	798,441	661,110
Gross profit	**367,985**	304,977	249,721
Selling, general and administrative expenses	**317,364**	262,300	217,970
Operating income	**50,621**	42,677	31,751
Interest expense, net	**398**	203	1,611
Income before taxes	**50,223**	42,474	30,140
Income taxes	**16,502**	14,258	10,511
Net income	**$ 33,721**	$ 28,216	$ 19,629
Net income per share			
Basic	**$ .87**	$ .74	$ .56
Diluted	**$ .85**	$ .72	$ .54
Weighted average shares outstanding			
Basic	**38,754**	38,255	35,330
Diluted	**39,652**	39,251	36,296

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets
(in thousands, except for number of shares)

	January 31, 2004	February 1, 2003
ASSETS:		
Current assets:		
Cash and cash equivalents	$ 4,741	$ 8,209
Receivables, less allowance for doubtful accounts of $1,437 ($975 at February 1, 2003)	23,931	18,400
Inventories	239,748	193,506
Other current assets	4,094	7,775
Total current assets	272,514	227,890
Property and equipment, at depreciated cost	135,433	110,794
Equipment under capital leases, less accumulated amortization of $3,169 ($2,542 at February 1, 2003)	1,798	2,425
Other noncurrent assets, net	4,005	4,739
Total assets	$ 413,750	$ 345,848
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 74,799	$ 58,489
Current portion of indebtedness	18	177
Current portion of capital lease obligations	725	728
Accrued liabilities	19,113	19,484
Deferred tax liability	11,487	10,559
Income taxes payable	930	-
Total current liabilities	107,072	89,437
Long-term portion of indebtedness	5,603	121
Deferred tax liability	6,335	676
Capital lease obligations	1,686	2,389
Other noncurrent liabilities	2,441	2,455
Total liabilities	123,137	95,078
Commitments and contingencies (Notes 6 and 10)		
Shareholders' equity:		
Preferred stock, nonvoting, no par value, 10,000,000 shares authorized, none outstanding	-	-
Preferred stock, Series A junior participating nonvoting, no par value, 224,594 shares authorized, none outstanding	-	-
Common stock, Class A voting, no par value, 60,000,000 shares authorized, 39,105,639 shares issued and outstanding (38,509,888 shares issued and outstanding at February 1, 2003)	126,430	117,209
Common stock, Class B nonvoting, no par value, 11,500,000 shares authorized, none outstanding	-	-
Retained earnings	164,183	133,589
Deferred compensation on restricted stock incentive plan	-	(28)
Total shareholders' equity	290,613	250,770
Total liabilities and shareholders' equity	$ 413,750	$ 345,848

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

(in thousands, except share and per share amounts)

	Common Stock		Retained	Deferred	
	Shares	Amount	Earnings	Compensation	Total
Balance, February 3, 2001	33,942,706	$ 68,557	$ 91,342	$ (212)	$ 159,687
Proceeds from public offering	3,566,250	38,156			38,156
Cash dividends paid ($.08 per share)			(2,509)		(2,509)
Cancellation of restricted stock	(22,778)	(63)		12	(51)
Other issuances	83,970	937			937
Exercises of stock options	471,520	2,165			2,165
Amortization of deferred compensation on restricted stock incentive plan				137	137
Tax benefit on exercise of stock options		756			756
Net income			19,629		19,629
Balance, February 2, 2002	38,041,668	$110,508	$ 108,462	$ (63)	$ 218,907
Cash dividends paid ($.08 per share)			(3,089)		(3,089)
Issuance of restricted stock	1,125	19		(19)	-
Other issuances	151,083	3,592			3,592
Exercises of stock options	316,012	1,684			1,684
Amortization of deferred compensation on restricted stock incentive plan				54	54
Tax benefit on exercise of stock options		1,406			1,406
Net income			28,216		28,216
Balance, February 1, 2003	38,509,888	$117,209	$ 133,589	$ (28)	$ 250,770
Cash dividends paid ($.08 per share)			(3,127)		(3,127)
Issuance of restricted stock	1,406	7			7
Other issuances	304,167	8,110			8,110
Other cancellation	(75,000)	(2,646)			(2,646)
Exercises of stock options	365,178	2,276			2,276
Amortization of deferred compensation on restricted stock incentive plan				28	28
Tax benefit on exercise of stock options		1,474			1,474
Net income			33,721		33,721
Balance, January 31, 2004	39,105,639	$126,430	$164,183	$ -	$290,613

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
(in thousands)

	For the Years Ended		
	January 31, 2004	February 1, 2003	February 2, 2002
Cash flows from operating activities:			
Net income	$ 33,721	$ 28,216	$ 19,629
Adjustments to reconcile net income to net cash flows from operating activities:			
Depreciation and amortization	25,671	21,032	17,846
Provision for uncollectible receivables	462	318	142
LIFO reserve	1,640	1,535	642
Deferred income taxes	6,587	12,329	1,026
Amortization of deferred compensation on restricted stock incentive plan	28	54	137
Issuance (net of cancellation) of restricted stock	7	-	(51)
Tax benefit upon exercise of stock options	1,474	1,406	756
(Increase) decrease in assets:			
Receivables	(5,992)	(3,014)	(416)
Inventories	(47,882)	(31,424)	(14,291)
Other assets	3,668	(365)	(195)
Increase (decrease) in liabilities:			
Accounts payable and accrued liabilities	15,938	19,998	3,532
Income taxes payable	930	(6,778)	(2,411)
Other noncurrent liabilities	(14)	400	52
Net cash provided by operating activities	36,238	43,707	26,398
Cash flows from investing activities:			
Capital expenditures	(48,020)	(50,835)	(17,372)
Asset acquisition(primarily intangibles),net of cash acquired	(916)	(1,844)	(986)
Net cash used in investing activities	(48,936)	(52,679)	(18,358)
Cash flows from financing activities:			
Reduction of indebtedness and capital lease obligations	(883)	(855)	(9,892)
Proceeds from revolving line of credit, net of payments	5,500	-	(22,623)
Proceeds from public offering, net of expenses	8,110	3,535	38,156
Repurchase of shares	(2,646)	-	-
Proceeds from exercise of options	2,276	1,684	2,165
Dividends and payment for fractional shares	(3,127)	(3,089)	(2,509)
Net cash provided by financing activities	9,230	1,275	5,297
Increase (decrease) in cash and cash equivalents	(3,468)	(7,697)	13,337
Cash and cash equivalents:			
Beginning of year	8,209	15,906	2,569
End of year	$ 4,741	$ 8,209	$ 15,906
Supplemental disclosures of cash flow information:			
Interest paid	$ 417	$ 180	$ 1,775
Income taxes paid	$ 7,600	$ 7,300	$ 11,000
Non-cash investing and financing activities:			
Assets acquired through capital lease obligations	$ -	$ 1,585	$ 691
Common stock issued for acquisition	$ -	$ 57	$ 937

See accompanying notes to consolidated financial statements.

(in thousands, except share and per share amounts)

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of business. The primary business of Fred's, Inc. and subsidiaries (the "Company") is the sale of general merchandise through its 488 retail discount stores located in fourteen states mainly in the Southeastern United States. Two hundred and forty-one of the Company's stores have full service pharmacies. In addition, the Company sells general merchandise to its 26 franchisees.

Consolidated financial statements. The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions are eliminated.

Fiscal year. The Company utilizes a 52 - 53 week accounting period which ends on the Saturday closest to January 31. Fiscal years 2003, 2002, and 2001, as used herein, refer to the years ended January 31, 2004, February 1, 2003, and February 2, 2002, respectively.

Use of estimates. The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates and such differences could be material to the financial statements.

Cash and cash equivalents. Cash on hand and in banks, together with other highly liquid investments which are subject to market fluctuations and having original maturities of three months or less, are classified as cash equivalents.

Allowance for doubtful accounts. The Company is reimbursed for drugs sold by its pharmacies by many different payors including insurance companies, Medicare and various state Medicaid programs. The Company estimates the allowance on a payor-specific basis, given its interpretation of the contract terms or applicable regulations. However, the reimbursement rates are often subject to interpretations that could result in payments that differ from the Company's estimates. Additionally, updated regulations and contract negotiations occur frequently, necessitating the Company's continual review and assessment of the estimation process.

Inventories. Warehouse inventories are stated at the lower of cost or market using the FIFO (first-in, first-out) method. Retail inventories are stated at the lower of cost or market as determined by the retail inventory method ("RIM"). Under RIM, the valuation of inventories at cost and the resulting gross margin are calculated by applying a calculated cost-to-retail ratio to the retail value of inventories. RIM is an averaging method that has been widely used in the retail industry due to its practicality. Also, it is recognized that the use of the RIM will result in valuing inventories at lower of cost or market if markdowns are currently taken as a reduction of the retail value of inventories. Inherent in the RIM calculation are certain significant management judgments and estimates including, among others, initial markups, markdowns, and shrinkage, which significantly impact the ending inventory valuation at cost as well as resulting gross margin. These significant estimates, coupled with the fact that the RIM is an averaging process, can, under certain circumstances, produce distorted or inaccurate cost figures. Management believes that the Company's RIM provides an inventory valuation which reasonably approximates cost and results in carrying inventory at the lower of cost or market. For pharmacy inventories, which are $33,129 and $27,819 at January 31, 2004 and February 1, 2003, respectively, cost was determined using the LIFO (last-in, first-out) method. The current cost of inventories exceeded the LIFO cost by $7,778 at January 31, 2004 and $6,138 at February 1, 2003. The LIFO reserve increased by $1,640, $1,535, and $642, during 2003, 2002, and 2001, respectively.

Property and equipment. Property and equipment are stated at cost, and depreciation is computed using the straight-line method over their estimated useful lives. Leasehold costs and improvements which are included in buildings and improvements are amortized over the lesser of their estimated useful lives or the remaining lease terms. Average useful lives are as follows: buildings and improvements - 8 to 30 years; furniture, fixtures and equipment - 3 to 10 years. Amortization on equipment under capital leases is computed on a straight-line basis over the terms of the leases. Gains or losses on the sale of assets are recorded at disposal.

(in thousands, except share and per share amounts)

Impairment of Long-lived assets. The Company's policy is to review the carrying value of all long-lived assets annually and whenever events or changes indicate that the carrying amount of an asset may not be recoverable. The Company adjusts the net book value of the underlying assets if the sum of expected future cash flows is less than the book value. Assets to be disposed of are adjusted to the fair value less the cost to sell if less than the book value. Based upon the Company's review as of January 31, 2004 and February 1, 2003, no material adjustments to the carrying value of such assets were necessary.

Vendor rebates and allowances. The Company receives vendor rebates for achieving certain purchase or sales volume and receives vendor allowances to fund certain expenses. The Emerging Issues Task Force ("EITF") Issue No. 02-16, "Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor" ("EITF 02-16") is effective for arrangements with vendors initiated on or after January 1, 2003. EITF 02-16 addresses the accounting and income statement classification for consideration given by a vendor to a retailer in connection with the sale of the vendor's products or for the promotion of sales of the vendor's products. The EITF concluded that such consideration received from vendors should be reflected as a decrease in prices paid for inventory and recognized in cost of sales as the related inventory is sold, unless specific criteria are met qualifying the consideration for treatment as reimbursement of specific, identifiable incremental costs. The provisions of this consensus have been applied prospectively. The adoption of EITF 02-16 did not have a material impact on the Company's financial statements as a whole.

For vendor funding arrangements that were entered into prior to December 31, 2002 and have not been modified subsequently, the Company recognizes a reduction to selling, general and administrative expenses or cost of goods sold when earned. If these arrangements are modified in the future, the provisions of EITF 02-16 will apply and the effect may be material to the financial statements as a whole.

Selling, general and administrative expenses. The Company includes buying, warehousing, distribution, depreciation and occupancy costs in selling, general and administrative expenses.

Advertising. The Company charges advertising, including production costs, to expense on the first day of the advertising period. Advertising expense for 2003, 2002, and 2001 was $16,956, $14,124, and $12,079, respectively.

Preopening costs. The Company charges to expense the preopening costs of new stores as incurred. These costs are primarily labor to stock the store, preopening advertising, store supplies and other expendable items.

Revenue Recognition. The Company markets goods and services through Company owned stores and 26 franchised stores. Net sales includes sales of merchandise from Company owned stores, net of returns and exclusive of sales taxes. Sales to franchised stores are recorded when the merchandise is shipped from the Company's warehouse. Revenues resulting from layaway sales are recorded upon delivery of the merchandise to the customer. In addition, the Company charges the franchised stores a fee based on a percentage of their purchases from the Company. These fees represent a reimbursement for use of the Fred's name and other administrative costs incurred on behalf of the franchised stores and are therefore netted against selling, general and administrative expenses. Total franchise income for 2003, 2002, and 2001 was $1,964, $2,016, and $1,764, respectively.

Other intangible assets. Other identifiable intangible assets, which are included in other noncurrent assets, primarily represent amounts associated with acquired pharmacies and are being amortized on a straight-line basis over five years. During 2002 and 2001 the Company issued 2,949 and 83,970 shares for pharmacy acquisitions, respectively. Intangibles, net of accumulated amortization, totaled $3,913 at January 31, 2004 and $4,661 at February 1, 2003. Accumulated amortization for 2003 and 2002 totaled $8,882 and $7,218, respectively. Amortization expense for 2003, 2002, and 2001, was $1,664, $1,945, and $1,795, respectively. Estimated amortization expense for each of the next 5 years is as follows: 2004 - $1,547, 2005 - $1,192, 2006 - $702, 2007- $381 and 2008 - $91.

Financial instruments. At January 31, 2004, the Company did not have any outstanding derivative instruments. The recorded value of the Company's financial instruments, which include cash and cash equivalents, receivables, accounts payable and indebtedness, approximates fair value. The following methods and assumptions were used to estimate fair value of each class of financial instrument: (1) the carrying amounts of current assets and liabilities

(in thousands, except share and per share amounts)

approximate fair value because of the short maturity of those instruments and (2) the fair value of the Company's indebtedness is estimated based on the current borrowing rates available to the Company for bank loans with similar terms and average maturities.

Insurance reserves. The Company is largely self-insured for workers compensation, general liability and medical insurance. The Company's liability for self-insurance is determined based on known claims and estimates for future claims cost and incurred but not reported claims. If future claim trends deviate from recent historical patterns, the Company may be required to record additional expense or expense reductions which could be material to the Company's results of operations.

Deferred rent. The Company records rental expense on a straight-line basis over the base, non-cancelable lease term. Any differences between the calculated expense and the amounts actually paid are reflected as a liability in accrued liabilities in the accompanying consolidated balance sheet and totaled approximately $886 and $714 at January 31, 2004 and February 1, 2003, respectively.

Stock-based compensation. The Company grants stock options having a fixed number of shares and an exercise price equal to the fair value of the stock on the date of grant to certain executive officers, directors and key employees. The Company accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and related interpretations because the Company believes the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB No. 25, compensation expense is generally not recognized for plans in which the exercise price of the stock options equals the market price of the underlying stock on the date of grant and the number of shares subject to exercise is fixed. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS No. 123, net income and earnings per share would have been reduced to the pro forma amounts indicated in the following table.

	2003	2002	2001
Net income			
As reported	$ 33,721	$ 28,216	$ 19,629
Less pro forma effect of stock options grants	900	330	384
Pro forma	32,821	27,886	19,245
Basic earnings per share			
As reported	0.87	0.74	0.56
Pro forma	0.85	0.73	0.55
Diluted earnings per share			
As reported	0.85	0.72	0.54
Pro forma	0.83	0.71	0.53

The Company also periodically awards restricted stock having a fixed number of shares at a purchase price that is set by the Compensation Committee of the Company's Board of Directors, which purchase price may be set at zero, to certain executive officers, directors and key employees. The Company also accounts for restricted stock grants in accordance with APB No. 25 and related interpretations. Under APB No. 25, the Company calculates compensation expense as the difference between the market price of the underlying stock on the date of grant and the purchase price, if any, and recognizes such amount on a straight-line basis over the period in which the restricted stock award is earned by the recipient. The Company recognized compensation expense relating to its restricted stock awards of approximately $28, $54, and $137 in 2003, 2002, and 2001, respectively. (See Note 8 for further disclosure relating to stock incentive plans).

(in thousands, except share and per share amounts)

Income taxes. The Company reports income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, the asset and liability method is used for computing future income tax consequences of events, which have been recognized in the Company's consolidated financial statements or income tax returns. Deferred income tax expense or benefit is the net change during the year in the Company's deferred income tax assets and liabilities.

Business segments. The Company's only reportable operating segment is its sale of merchandise through its Company owned stores and to franchised Fred's locations.

Comprehensive income. Comprehensive income does not differ from the consolidated net income presented in the consolidated statements of income.

Reclassifications. Certain prior year amounts have been reclassified to conform to the 2003 presentation.

Recent Accounting Pronouncements. In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 rescinds both SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and the amendment to SFAS No. 4, SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." Generally, under SFAS No. 145, gains and losses from debt extinguishments will no longer be classified as extraordinary items. The Company adopted the provisions of SFAS No. 145 on February 2, 2003 and the adoption of SFAS No. 145 did not have a material effect on the Company's financial statements as a whole.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" ("EITF 94-3"). SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, whereas EITF 94-3 had recognized the liability at the commitment date to an exit plan. The Company was required to adopt the provisions of SFAS No. 146 effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material impact on the Company's financial statements as a whole.

FASB Interpretation No. 46, "Accounting for Variable Interest Entities" ("FIN 46"), expands upon current guidance relating to when a company should include in its financial statements the assets, liabilities and activities of a variable interest entity. The consolidation requirements of FIN 46 apply immediately to variable interest entities ("VIE") created after January 31, 2003. In October 2003, the FASB deferred the effective date of Fin 46, and the consolidation requirements for "older" VIEs to the first fiscal year or interim period ending after March 15, 2004. Additional modifications to FIN 46 may be proposed by the FASB, and the Company will continue to monitor future developments related to this interpretation. The Company does not believe that the adoption of FIN 46 in 2004 will have a material effect on the Company's financial statements as a whole.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment, at cost, consist of the following:

	2003	2002
Buildings and improvements	$ 93,572	$ 75,779
Furniture, fixtures and equipment	171,523	125,723
	265,095	201,502
Less accumulated depreciation and amortization	(138,685)	(117,312)
	126,410	84,190
Construction in progress	4,781	22,308
Land	4,242	4,296
Total property and equipment, at depreciated cost	$ 135,433	$ 110,794

Depreciation expense totaled $23,380, $18,394, and $15,507, for 2003, 2002, and 2001, respectively.

(in thousands, except share and per share amounts)

NOTE 3 - ACCRUED LIABILITIES

The components of accrued liabilities are as follows:

	2003	2002
Payroll and benefits	$ 5,729	$ 6,900
Sales and use taxes	3,439	3,320
Insurance	5,145	5,036
Other	4,800	4,228
Total accrued liabilities	$ 19,113	$ 19,484

NOTE 4 - INDEBTEDNESS

On July 31, 2003, the Company and a bank entered into a new Revolving Loan and Credit Agreement (the "Agreement") to replace the April 3, 2000 Revolving Loan and Credit Agreement, as amended. The Agreement provides the Company with an unsecured revolving line of credit commitment of up to $40 million and bears interest at 1.5% below the prime rate or a LIBOR-based rate. Under the most restrictive covenants of the Agreement, the Company is required to maintain specified shareholders' equity (which was $247,677 at January 31, 2004) and net income levels. The Company is required to pay a commitment fee to the bank at a rate per annum equal to 0.15% on the unutilized portion of the revolving line commitment over the term of the Agreement. The term of the Agreement extends to July 31, 2006. There were $5.5 million of borrowings outstanding under the Agreement at January 31, 2004.

On April 23, 1999, the Company and a bank entered into a Loan Agreement (the "Loan Agreement"). The Loan Agreement provided the Company with a four-year unsecured term loan of $2.3 million to finance the replacement of the Company's mainframe computer system. The interest rate for the Loan Agreement was 6.15% per annum and matured on April 15, 2003. There were $141 borrowings outstanding under the loan Agreement at February 1, 2003.

The Company has other miscellaneous financing obligations totaling $121, which relate primarily to business acquisitions. The Company's indebtedness under miscellaneous financing matures as follows: 2004 - $18; 2005 - $18; 2006 - $19; 2007 - $21; 2008 - $21 and $24 thereafter.

The Company financed the construction of its Dublin, Georgia distribution center with taxable industrial development revenue bonds issued by the City of Dublin and County of Laurens Development Authority. The Company purchased 100% of the issued bonds and intends to hold them to maturity, effectively financing the construction with internal cash flow. Because a legal right of offset exists, the Company has offset the investment in the bonds ($33,234) against the related liability and neither is reflected on the consolidated balance sheet.

NOTE 5 - INCOME TAXES

The provision for income taxes consists of the following:

	2003	2002	2001
Current			
Federal	$ 9,960	$ 1,929	$ 9,485
State	(45)	-	-
	9,915	1,929	9,485
Deferred			
Federal	6,721	12,824	907
State	(134)	(495)	119
	6,587	12,329	1,026
	$ 16,502	$ 14,258	$ 10,511

(in thousands, except share and per share amounts)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

	2003	2002
Deferred tax assets:		
Accrual for incentive compensation	$ 187	$ -
Allowance for doubtful accounts	659	333
Insurance accruals	1,829	1,467
Net operating loss carryforwards	2,406	2,474
Postretirement benefits other than pensions	999	960
Restructuring costs	45	59
Amortization of intangibles	2,365	2,209
Total deferred tax assets	8,490	7,502
Less: valuation allowance	(580)	(700)
Deferred tax assets, net of valuation allowance	7,910	6,802
Deferred tax liabilities:		
Property, plant, and equipment	(14,162)	(5,939)
Inventory valuation	(11,570)	(12,070)
Other	-	(28)
Total deferred tax liability	(25,732)	(18,037)
Net deferred tax liability	$ (17,822)	$ (11,235)

The net operating loss carryforwards are available to reduce state income taxes in future years. These carryforwards total approximately $57.5 million for state income tax purposes and expire at various times during the period 2004 through 2023.

During 2003, the valuation allowance decreased $120, and during 2002, the valuation allowance decreased $832. Based upon expected future income, management believes that it is more likely than not that the results of operations will generate sufficient taxable income to realize the deferred tax asset after giving consideration to the valuation allowance.

A reconciliation of the statutory federal income tax rate to the effective tax rate is as follows:

	2003	2002	2001
Income tax provision at statutory rate	35.0%	35.0%	35.0%
Tax credits	(1.9)	-	-
State income taxes, net of federal benefit	0.1	1.4	0.1
Permanent differences	(0.1)	(1.0)	-
Change in valuation allowance	(0.2)	(2.0)	(0.1)
Other	-	0.2	(0.1)
	32.9%	33.6%	34.9%

NOTE 6 - LONG-TERM LEASES

The Company leases certain of its store locations under noncancelable operating leases that require monthly rental payments primarily at fixed rates (although a number of the leases provide for additional rent based upon sales) expiring at various dates through 2029. Many of these leases contain renewal options and require the Company to pay taxes, maintenance, insurance and certain other operating expenses applicable to the leased properties. In addition, the Company leases various equipment under noncancelable operating leases and certain transportation equipment under capital leases. Total rent expense under operating leases was $34,287, $26,844, and $22,207, for 2003, 2002, and 2001, respectively. Total contingent rentals included in operating leases above was $1,135, $786, and $409, for 2003, 2002, and 2001, respectively. Amortization expense on assets under capital lease for 2003, 2002, and 2001 was $627, $693, and $544, respectively.

Future minimum rental payments under all operating and capital leases as of January 31, 2004 are as follows:

(in thousands, except share and per share amounts)

	Operating Leases	Capital Leases
2004	$ 29,353	$ 927
2005	26,382	814
2006	22,559	628
2007	18,094	386
2008	10,913	129
Thereafter	21,318	-
Total minimum lease payments	$ 128,619	2,884
Imputed interest		(473)
Present value of net minimum lease payments, including $725 classified as current portion of capital lease obligations		$ 2,411

The gross amount of property and equipment under capital leases at January 31, 2004 and February 1, 2003, was $38,201 and $23,452, respectively. Accumulated depreciation on property and equipment under capital leases at January 31, 2004 and February 1, 2003, was $4,428 and $2,551, respectively.

NOTE 7 - SHAREHOLDERS' EQUITY

In 1998, the Company adopted a Shareholders Rights Plan which granted a dividend of one preferred share purchase right (a "Right") for each common share outstanding at that date. Each Right represents the right to purchase one-hundredth of a preferred share of stock at a preset price to be exercised when any one individual, firm, corporation or other entity acquires 15% or more of the Company's common stock. The Rights will become dilutive at the time of exercise and will expire, if unexercised, in October 2008.

On May 24, 2001, the Company announced a five-for-four stock split of its common stock, Class A voting, no par value. The new shares, one additional share for each four shares held by stockholders, were distributed on June 18, 2001 to stockholders of record on June 4, 2001. All share and per share amounts included in the accompanying financial statements have been adjusted to reflect this stock split.

In October 2001, the Company completed a secondary stock offering of 3,566,250 company shares raising net proceeds to the Company of $38.2 million dollars.

On January 15, 2002, the Company announced a three-for-two stock split of its common stock, Class A voting, no par value. The new shares, one additional share for each two shares held by stockholders, were distributed on February 1, 2002 to stockholders of record on January 25, 2002. All share and per share amounts included in the accompanying financial statements have been adjusted to reflect this stock split.

On March 6, 2002, the Company filed a Registration Statement on Form S-3 registering 750,000 shares of Class A common stock. The common stock may be used from time to time as consideration in the acquisition of assets, goods, or services for use or sale in the conduct of our business. On March 22, 2002, the Company raised proceeds of $3.5 million from the offering of 148,134 shares. On June 6, 2003, the Company raised proceeds of $5.5 million from the offering of 225,000 shares. On September 3, 2003, the Company sold 75,000 shares in common stock for $2.6 million with the intention of purchasing an airplane. Later, the Company decided not to purchase the airplane, whereupon the Company purchased and retired $2.6 million of common stock of the CEO. A Limited Liability Company (LLC) of which the CEO is the sole member purchased the airplane for $4.7 million. The Company entered into a dry lease agreement with the LLC for its usage at the annualized rate of 2.5%. On December 30, 2003, the Company purchased the LLC for $4.7 million. As of January 31, 2004, the Company has 301,866 shares of Class A common stock available to be issued from the March 6, 2002 Registration Statement.

On June 5, 2003, the Company announced a three-for-two stock split of its common stock, Class A voting, no par value. The new shares, one additional share for each two shares held by stockholders, were distributed on July 1, 2003 to stockholders of record on June 26, 2003. All share and per share amounts included in the accompanying financial statements have been adjusted to reflect this stock split.

(in thousands, except share and per share amounts)

NOTE 8 - EMPLOYEE BENEFIT PLANS

Incentive stock option plan. The Company has a long-term incentive plan under which an aggregate of 3,013,652 shares are available to be granted as of January 31, 2004. These options expire five years to seven and one-half years from the date of grant. Options outstanding at January 31, 2004 expire in 2004 through 2010.

Under the plan, stock option grants are made to key employees including executive officers, as well as other employees, as prescribed by the Compensation Committee (the "Committee") of the Board of Directors. The number of options granted is directly linked to the employee's job classification. Options, which include non-qualified stock options and incentive stock options, are rights to purchase a specified number of shares of Fred's Common Stock at a price fixed by the Committee. The exercise price for stock options issued under the plan that qualify as incentive stock options within the meaning of Section 422(b) of the Code shall not be less than 100% of the fair value as of the date of grant. The option exercise price may be satisfied in cash or by exchanging shares of Fred's Common Stock owned by the optionee, or a combination of cash and shares. Options have a maximum term of ten years from the date of grant. Options granted under the plan generally become exercisable ten percent during each of the first four years on the anniversary and sixty percent on the fifth anniversary. The plan also contains a provision that if the Company meets or exceeds a specified operating income margin during the most recently completed fiscal year that the annual vesting percentage will accelerate from ten to twenty percent during that vesting period. The plan also provides for annual stock grants at the fair value of the stock on the grant date to non-employee directors according to a non-discretionary formula. The number of shares granted is dependent upon current director compensation levels.

A summary of activity in the plan follows:

	2003		2002		2001	
	Options	**Weighted Average Exercise Price**	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of year	**1,207,799**	**$ 7.71**	1,386,053	$ 5.77	1,863,623	$ 5.44
Granted	**669,401**	**17.69**	262,473	13.96	432,329	6.26
Forfeited/ canceled	**(40,753)**	**7.81**	(124,715)	5.29	(438,380)	6.15
Exercised	**(365,178)**	**6.27**	(316,012)	5.33	(471,519)	4.55
Outstanding at end of year	**1,471,269**	**12.61**	1,207,799	7.71	1,386,053	5.77
Exercisable at end of year	**740,568**	**7.65**	658,589	6.83	534,102	5.55

The weighted average remaining contractual life of all outstanding options was 3.6 years at January 31, 2004.
The following table summarizes information about stock options outstanding at January 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at January 31, 2004	Weighted Average Remaining Contractual Life (in Years)	Weighted Average Exercise Price	Number Exercisable at January 31, 2004	Weighted Average Exercise Price
$ 4.09 to $ 7.95	538,286	0.9	$ 5.05	538,004	$ 5.05
$ 8.00 to $17.67	687,089	5.1	$15.60	150,956	$12.13
$ 18.27 to $30.16	245,894	5.4	$20.79	51,608	$21.71
	1,471,269			740,568	

Pro forma information regarding net income and earnings per share, as disclosed in Note 1, has been determined as if the Company had accounted for its employee stock-based compensation plans under the fair value method of SFAS No. 123. The fair value of options granted during 2003, 2002, and 2001 was $6.68, $6.69 and $4.60, respectively. The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

(in thousands, except share and per share amounts)

	2003	2002	2001
Average expected life (years)	5.0	3.0	3.0
Average expected volatility	35.7%	46.1%	41.9%
Risk-free interest rates	1.1%	2.1%	2.6%
Dividend yield	0.3%	0.5%	1.6%

The Black-Scholes option model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Restricted Stock. During 2003, 2002, and 2001, the Company issued (forfeited/ cancelled) a net of 1,406, 1,125, and (22,778) restricted shares, respectively. Compensation expense related to the shares issued is recognized over the period for which restrictions apply.

Employee stock ownership plan. The Company has a non-contributory employee stock ownership plan for the benefit of qualifying employees who have completed one year of service and attained the age of 18. Benefits are fully vested upon completion of seven years of service. The Company has not made any contributions to the plan since 1996 and the plan owns 376,812 shares of Company stock. All shares are included in shares outstanding for computation of net income per share.

Salary reduction profit sharing plan. The Company has a defined contribution profit sharing plan for the benefit of qualifying employees who have completed one year of service and attained the age of 21. Participants may elect to make contributions to the plan up to a maximum of 15% of their compensation. Company contributions are made at the discretion of the Company's Board of Directors. Participants are 100% vested in their contributions and earnings thereon. Contributions by the Company and earnings thereon are fully vested upon completion of six years of service. The Company's contributions for 2003, 2002, and 2001 were $207, $176, and $117, respectively.

Postretirement benefits. The Company provides certain health care benefits to its full-time employees that retire between the ages of 58 (effective January 1, 2004 this was changed to 62) and 65 with certain specified levels of credited service. Health care coverage options for retirees under the plan are the same as those available to active employees. The Company's change in benefit obligation based upon an actuarial valuation is as follows:

	January 31, 2004	February 1, 2003
Benefit obligation at beginning of year	$ 2,501	$ 1,786
Service cost	36	213
Interest cost	45	152
Actuarial (gain) loss	(1,782)	378
Benefits paid	(41)	(28)
Benefit obligation at end of year	$ 759	$ 2,501

A reconciliation of the Plan's funded status to accrued benefit cost follows:

	January 31, 2004	February 1, 2003
Funded status	$ (759)	$ (2,501)
Unrecognized net actuarial gain	(1,678)	(2)
Unrecognized prior service cost	(4)	(4)
Other	-	52
Accrued benefit costs	$ (2,441)	$ (2,455)

(in thousands, except share and per share amounts)

The medical care cost trend used in determining this obligation is 11.0% effective December 1, 2001, decreasing annually before leveling at 5.0% in 2011. To illustrate the trend rate used, increasing the health care cost trend by 1% would increase the effect on the total of service cost and interest cost by $10 and the accumulated postretirement benefit obligation by $75. By decreasing the health care cost trend by 1% would decrease the effect on the total of service cost and interest cost by $9 and the accumulated postretirement benefit obligation by $66. The discount rate used in calculating the obligation was 6.25% in 2003 and 7.00% in 2002. The net periodic benefit cost decreased in 2003 due to changes in actuarial assumptions regarding turnover, participation in the plan, the medical inflation rate and the rate of contribution by participants.

The annual net postretirement cost is as follows:

	For the Years Ended		
	January 31, 2004	February 1, 2003	February 2, 2002
Service cost	$ 36	$ 213	$ 140
Interest cost	45	152	123
Amortization of net gain from prior periods	(1)	-	(17)
Amortization of unrecognized prior service cost	(107)	1	1
Net periodic postretirement benefit cost	$ (27)	$ 366	$ 247

The Company's policy is to fund claims as incurred.

NOTE 9 - NET INCOME PER SHARE

Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Restricted stock is considered contingently issuable and is excluded from the computation of basic earnings per share.

A reconciliation of basic earnings per share to diluted earnings per share follows:

	For the Years Ended								
	January 31, 2004			February 1, 2003			February 2, 2002		
	Income	**Shares**	**Per Share Amount**	Income	Shares	Per Share Amount	Income	Shares	Per Share Amount
Basic EPS	$ 33,721	38,754	$ .87	$ 28,216	38,255	$ .74	$ 19,629	35,330	$ .56
Effect of Dilutive Securities		898			996			966	
Diluted EPS	$ 33,721	39,652	$ .85	$ 28,216	39,251	$ .72	$ 19,629	36,296	$ .54

Options to purchase shares of common stock that were outstanding at the end of the respective fiscal year were not included in the computation of diluted earnings per share when the options' exercise prices were greater than the average market price of the common shares. There were no such options outstanding at the end of fiscal 2003 and 2001 and there were 84,938 such options outstanding at February 1, 2003.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

Commitments. The Company had commitments approximating $11.1 million at January 31, 2004 and $10.4 million at February 1, 2003 on issued letters of credit, which support purchase orders for merchandise. Additionally, the Company had outstanding letters of credit aggregating approximately $8.5 million at January 31, 2004 and $7.9 million at February 1, 2003 utilized as collateral for its risk management programs.

Litigation. The Company is a party to several pending legal proceedings and claims arising in the normal course of business. Although the outcome of the proceedings and claims cannot be determined with certainty, management of the

(in thousands, except share and per share amounts)

Company is of the opinion that it is unlikely that these proceedings and claims will have a material adverse effect on the financial statements as a whole. However, litigation involves an element of uncertainty. Future developments could cause these actions or claims to have a material adverse effect on the results of the financial statements as a whole.

Note 11 – SALES MIX

The Company manages its business on the basis of one reportable segment. See Note 1 for a brief description of the Company's business. As of January 31, 2004, all of the Company's operations were located within the United States. The following data is presented in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information."

The Company's sales mix by major category during the last 3 years was as follows:

	2003	2002	2001
Pharmaceuticals	32.4%	33.2%	34.4%
Household Goods	23.6%	23.0%	22.4%
Apparel and Linens	14.2%	13.6%	12.3%
Food and Tobacco Products	10.2%	9.6%	9.5%
Health and Beauty Aids	8.8%	9.0%	9.4%
Paper and Cleaning Supplies	8.1%	8.4%	8.3%
Sales to Franchised Fred's Stores	2.7%	3.2%	3.7%
Totals	100.0%	100.0%	100.0%

Note 12 – QUARTERLY FINANCIAL DATA (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended January 31, 2004				
Net sales	$ 310,689	$ 302,270	$311,668	$378,023
Gross profit	87,948	84,944	91,191	103,902
Net income	7,857	4,385	9,028	12,451
Net income per share				
Basic	0.21	0.11	0.23	0.32
Diluted	0.20	0.11	0.23	0.31
Cash dividends paid per share	0.02	0.02	0.02	0.02
Year Ended February 1, 2003				
Net sales	$ 258,427	$ 256,470	$ 263,197	$325,324
Gross profit	69,425	69,638	75,994	89,920
Net income	6,275	3,667	7,408	10,866
Net income per share				
Basic	0.17	0.09	0.19	0.28
Diluted	0.16	0.09	0.19	0.28
Cash dividends paid per share	0.02	0.02	0.02	0.02

Report of Independent Auditors

To the Board of Directors and Shareholders
of Fred's, Inc., Memphis, Tennessee

We have audited the accompanying consolidated balance sheets of Fred's, Inc. and subsidiaries as of January 31, 2004 and February 1, 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of Fred's, Inc. and subsidiaries for the year ended February 2, 2002, were audited by other auditors whose report dated March 15, 2002, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fred's, Inc. and subsidiaries at January 31, 2004 and February 1, 2003, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Memphis, Tennessee
April 5, 2004

Directors and Officers

Board of Directors

Michael J. Hayes
Chairman and Chief Executive Officer
Fred's, Inc.

John R. Eisenman
Real Estate Investments
Former President of Sally's, Inc.
(a restaurant chain)
Former commercial real estate developer

Roger T. Knox
President Emeritus
Memphis Zoological Society
Former Chairman of the Board and
Chief Executive Officer
Goldsmith's Department Stores
(retailing)

John D. Reier
President
Fred's Inc.

Thomas J. Tashjian
Private Investor

Executive Officers

Michael J. Hayes
Chief Executive Officer

John D. Reier
President

John A. Casey
Executive Vice President –
Pharmacy Operations

Jerry A. Shore
Executive Vice President and
Chief Financial Officer

Charles A. Brunjes
Executive Vice President –
General Merchandise Manager

Dennis K. Curtis
Executive Vice President –
Store Operations

Charles S. Vail
Corporate Secretary, Vice President –
Legal Services and General Counsel

Corporate Offices
Fred's, Inc.
4300 New Getwell Road
Memphis, Tennessee 38118
(901) 365-8880

Web Address
www.fredsinc.com

Transfer Agent
American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
(800) 937-5449

Independent Auditors
Ernst & Young LLP
Memphis, Tennessee

General Counsel
Baker, Donelson, Bearman & Caldwell
Memphis, Tennessee

Annual Report on Form 10-K
Shareholders of record may obtain a copy of the Company's Annual Report on Form 10-K for the year ended January 31, 2004, as filed with the Securities and Exchange Commission, without charge upon written request to Jerry A. Shore, Executive Vice President and Chief Financial Officer.

Annual Meeting of Shareholders
The 2004 annual meeting of shareholders will be held at 6:00 p.m. Eastern Daylight Time on Wednesday, June 16, 2004, at the Holiday Inn Express, 2192 S. Highway 441, Dublin, Georgia. Shareholders of record as of April 30, 2004, are invited to attend this meeting.

Stock Market Information
The Company's common stock trades on the NASDAQ Stock Market under the symbol FRED (CUSIP No. 356108-10-0). At April 30, 2004, the Company had an estimated 24,000 shareholders, including beneficial owners holding shares in nominee or street name.

The table below sets forth the high and low stock prices, together with cash dividends paid per share, for each fiscal quarter in the past two fiscal years. All amounts have been adjusted for a three-for-two stock split distributed in July 2003.

	High	Low	Dividends Per Share
2003			
Fourth	**$ 37.99**	**$ 27.49**	**$ 0.02**
Third	**$ 37.80**	**$ 28.43**	**$ 0.02**
Second	**$ 30.16**	**$ 20.60**	**$ 0.02**
First	**$ 22.19**	**$ 15.04**	**$ 0.02**
2002			
Fourth	$ 20.14	$ 15.49	$ 0.02
Third	$ 23.33	$ 17.40	$ 0.02
Second	$ 26.03	$ 17.50	$ 0.02
First	$ 26.73	$ 18.25	$ 0.02

SIC 5331